Auscrete Corporation

PO Box 847

504 East First Street

Rufus, OR. 97050

Ph: (541) 739-8200 Fax: (541) 739-8200

August 9, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Manufacturing and Construction

Attn: Mr. Edward M. Kelly

100 F Street, NE

Washington, D.C. 20549-4631

Re: Auscrete Corporation, A Wyoming Corporation

Pre-effective Amendment 19 to Registration Statement on Form S-1

Filed: August 8, 2012

File No: 33-166976

Dear Mr. Kelly,

I refer to the Registration Statement Amendment #19 just forwarded to you. Although the date on the Report/Opinion of the Registered Public Accountant was visible on our test copy, it has again disappeared in the transfer. We have reduced the size of the letter footprint and believe we have overcome the problem.

I am re-submitting the Amendment #19 complete herewith and apologize for the inconvenience.

Very Truly Yours,

Auscrete Corporation

/s/ John Sprovieri

John Sprovieri